UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

Under the Securities Act of 1934
(Amendment No. 3)*

AMBOW EDUCATION HOLDING LTD.
(Name of issuer)

CLASS A ORDINARY SHARES & AMERICAN DEPOSITARY SHARES (ADS)**
(Title of class of securities)

02322P101
(CUSIP number)

Eric Ross Senior Managing Director and Chief Compliance Officer Avenue Capital Group 399 Park Avenue, 6th Floor New York, NY 10022 (212) 850-7500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
David J. Johnson, Jr. O’Melveny & Myers LLP 31st Floor, AIA Central 1 Connaught Road, Central, Hong Kong, S.A.R. (852) 3512-2300	Doron Lipshitz O’Melveny & Myers LLP 7 Times Square New York, New York 10036 (212) 326-2000

September 23, 2013
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d–7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	Each American Depositary Share represents two (2) Class A Ordinary Shares, par value US$0.0001 per share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02322P101

1		NAME OF REPORTING PERSONS GL Asia Mauritius II Cayman Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,599,914
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 21,599,914
	10	SHARED DISPOSITIVE POWER None
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,599,914*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.9%*
14		TYPE OF REPORTING PERSON (See Instructions) CO

*	Represents current voting power in the Issuer based on the number of issued and outstanding shares provided by the Issuer. See disclosure in Item 5(a) of this Amendment No. 3.

CUSIP No. 02322P101

1		NAME OF REPORTING PERSONS GL Asia Mauritius II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 21,599,914
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 21,599,914
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,599,914*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.9%*
14		TYPE OF REPORTING PERSON (See Instructions) OO

*	Represents current voting power in the Issuer based on the number of issued and outstanding shares provided by the Issuer. See disclosure in Item 5(a) of this Amendment No. 3.

CUSIP No. 02322P101

1		NAME OF REPORTING PERSONS Avenue Asia Special Situations Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 21,599,914*
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 21,599,914*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,599,914*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.9%*
14		TYPE OF REPORTING PERSON (See Instructions) PN

*	Represents current voting power in the Issuer based on the number of issued and outstanding shares provided by the Issuer. See disclosure in Item 5(a) of this Amendment No. 3.

CUSIP No. 02322P101

1		NAME OF REPORTING PERSONS Avenue Asia Capital Partners IV Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 21,599,914*
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 21,599,914*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,599,914*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.9%*
14		TYPE OF REPORTING PERSON (See Instructions) CO

*	Represents current voting power in the Issuer based on the number of issued and outstanding shares provided by the Issuer. See disclosure in Item 5(a) of this Amendment No. 3.

CUSIP No. 02322P101

1		NAME OF REPORTING PERSONS Avenue Asia Capital Partners IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 21,599,914*
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 21,599,914*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,599,914*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.9%*
14		TYPE OF REPORTING PERSON (See Instructions) OO

*	Represents current voting power in the Issuer based on the number of issued and outstanding shares provided by the Issuer. See disclosure in Item 5(a) of this Amendment No. 3.

CUSIP No. 02322P101

1		NAME OF REPORTING PERSONS GL Asia Partners IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 21,599,914*
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 21,599,914*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,599,914*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.9%*
14		TYPE OF REPORTING PERSON (See Instructions) OO

*	Represents current voting power in the Issuer based on the number of issued and outstanding shares provided by the Issuer. See disclosure in Item 5(a) of this Amendment No. 3.

CUSIP No. 02322P101

1		NAME OF REPORTING PERSONS Avenue Asia Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 21,599,914*
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 21,599,914*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,599,914*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.9%*
14		TYPE OF REPORTING PERSON (See Instructions) IA

*	Represents current voting power in the Issuer based on the number of issued and outstanding shares provided by the Issuer. See disclosure in Item 5(a) of this Amendment No. 3.

CUSIP No. 02322P101

1		NAME OF REPORTING PERSONS Avenue Asia Capital Management GenPar, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 21,599,914*
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 21,599,914*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,599,914*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.9%*
14		TYPE OF REPORTING PERSON (See Instructions) HC

*	Represents current voting power in the Issuer based on the number of issued and outstanding shares provided by the Issuer. See disclosure in Item 5(a) of this Amendment No. 3.

CUSIP No. 02322P101

1		NAME OF REPORTING PERSONS Marc Lasry
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 21,599,914*
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 21,599,914*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,599,914*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.9%*
14		TYPE OF REPORTING PERSON (See Instructions) HC/IN

*	Represents current voting power in the Issuer based on the number of issued and outstanding shares provided by the Issuer. See disclosure in Item 5(a) of this Amendment No. 3.

Item 1.	Security and Issuer

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) is being filed by GL Asia Mauritius II Cayman Limited, a Cayman Islands corporation (“GL Asia Limited”), GL Asia Mauritius II, LLC, a Delaware limited liability company (“GL Asia LLC”), Avenue Asia Special Situations Fund IV, L.P., a Cayman Islands exempted limited partnership (“Special Situations Fund IV”), Avenue Asia Capital Partners IV Ltd., a Cayman Islands corporation (“Avenue Asia IV Limited”), Avenue Asia Capital Partners IV, LLC, a Delaware limited liability company (“Avenue Asia IV LLC”), GL Asia Partners IV, LLC, a Delaware limited liability company (“GL Asia Partners IV”), Avenue Asia Capital Management, L.P., a Delaware limited partnership (“Avenue Asia Capital Management”), Avenue Asia Capital Management GenPar, LLC, a Delaware limited liability company (“Avenue Asia GenPar”) and Marc Lasry, a United States citizen (“Lasry” and, together with GL Asia Limited, GL Asia LLC, Special Situations Fund IV, Avenue Asia IV Limited, Avenue Asia IV LLC, GL Asia Partners IV, Avenue Asia Capital Management and Avenue Asia GenPar, collectively, the “Reporting Persons”), to amend the Items specified below in the Reporting Persons’ Schedule 13D with respect to  the Class A Ordinary Shares, par value $0.0001 per share underlying the American Depositary Shares (“Class A Ordinary Shares”), of Ambow Education Holding Ltd., a company incorporated under the laws of the Cayman Islands (the “Company”), filed with the Securities and Exchange Commission on April 23, 2013, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on June 10, 2013 and as amended by Amendment No. 2 filed with the Securities and Exchange Commission on June 20, 2013.

Item 4.	Purpose of the Transaction

The disclosure in Item 4 is hereby amended and supplemented to add the following at the end thereof:

On September 23, 2013, the Company’s Joint Provisional Liquidators issued, under applicable Cayman Islands rules and pursuant to an order of the Grand Court, a certificate of constitution (the “Certificate”) of a committee of stakeholders of the Company (the "Stakeholders Committee"). Pursuant to a Grand Court order and applicable Cayman Islands law, the Stakeholders Committee was formed so that the Joint Provisional Liquidators can consult with the Stakeholders Committee regarding matters relating to the Company and its subsidiaries that the Joint Provisional Liquidators desire to present to the Stakeholders Committee and seek its views. The Stakeholders Committee comprises 5 members that are named in the Certificate, one of whom is GL Asia Limited.  GL Asia Limited intends to participate as a member of the Stakeholders Committee. GL Asia Limited has not entered into any agreement, arrangement or understanding with the other members of the Stakeholders Committee. GL Asia Limited expressly disaffirms membership of a group with other members of the Stakeholders Committee or any other stockholder of the Company for the purposes of Section 13d-5 under the Securities Exchange Act of 1934. Although GL Asia Limited is a member of the Stakeholders Committee, GL Asia Limited is entitled to and will make independent decisions with regard to its interests in the Company.

Item 5.	Interest in Securities of the Issuer

The disclosure in Item 5(a) is hereby amended and supplemented as follows:

(a) Each of the Reporting Persons is the beneficial owner of 21,599,914 Class B Ordinary Shares. Each of the Reporting Persons is also deemed to be the beneficial owner of the same number of Class A Ordinary Shares because the Class B Ordinary Shares are convertible at any time at the election of the holder on a one-for-one basis into Class A Ordinary Shares. Each Class B Ordinary Share is entitled to ten (10) votes per share and each Class A Ordinary Share is entitled to one (1) vote per share at a general meeting of the shareholders of the Issuer. The Reporting Persons currently hold 21.9% of the voting power of the Issuer. If all of the Class B Ordinary Shares were converted into Class A Ordinary Shares, the Reporting Persons’ percentage ownership of all Class A Ordinary Shares would be 12.05%. The percentages set forth above are calculated based on information provided by the Issuer, according to which there were 89,600,647  Class A Ordinary Shares and 89,543,261 Class B Ordinary Shares outstanding as of September 24, 2013.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A is true, complete and correct.

Date: September 25, 2013	GL ASIA MAURITIUS II CAYMAN LIMITED

	By:	/s/ Jennifer Tang
Name: Jennifer Tang
Title: Director

GL ASIA MAURITIUS II, LLC

	By:	/s/ Eric Ross
Name: Eric Ross
Title: Attorney-in-Fact for Marc Lasry, Managing Member

AVENUE ASIA SPECIAL SITUATIONS FUND IV, L.P.

	By:	Avenue Asia Capital Partners IV, Ltd. its General Partner

	By:	Avenue Asia Capital Partners IV, LLC, its Sole Shareholder

	By:	GL Asia Partners IV, LLC, its Managing Member

	By:	/s/ Eric Ross
Name: Eric Ross
Title: Attorney-in-Fact for Marc Lasry, Managing Member

AVENUE ASIA CAPITAL PARTNERS IV, LTD.

	By:	Avenue Asia Capital Partners IV, LLC, its Sole Shareholder

	By:	GL Asia Partners IV, LLC, its Managing Member

	By:	/s/ Eric Ross
Name: Eric Ross
Title: Attorney-in-Fact for Marc Lasry, Managing Member

AVENUE ASIA CAPITAL PARTNERS IV, LLC

By:	GL Asia Partners IV, LLC, its Managing Member

By:	/s/ Eric Ross
Name: Eric Ross
Title: Attorney-in-Fact for Marc Lasry, Managing Member

GL ASIA PARTNERS IV, LLC

By:	/s/ Eric Ross
Name: Eric Ross
Title: Attorney-in-Fact for Marc Lasry, Managing Member

AVENUE ASIA CAPITAL MANAGEMENT, L.P.

By:	Avenue Asia Capital Management GenPar, LLC, its General Partner

By:	/s/ Eric Ross
Name: Eric Ross
Title: Attorney-in-Fact for Marc Lasry, Managing Member

AVENUE ASIA CAPITAL MANAGEMENT GENPAR, LLC

By:	/s/ Eric Ross
Name: Eric Ross
Title: Attorney-in-Fact for Marc Lasry, Managing Member

MARC LASRY

By:	/s/ Eric Ross
Name: Eric Ross
Title: Attorney-in-Fact for Marc Lasry, Managing Member